

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2020

Christopher Sorrells
Chief Executive Officer
SPRING VALLEY ACQUISITION CORP.
2100 McKinney Ave., Suite 1675
Dallas, TX 75201

> **Re: SPRING VALLEY ACQUISITION CORP.**
> **Amendment No. 2 to Form S-1**
> **Filed October 23, 2020**
> **File No. 333-249067**

Dear Mr. Sorrells:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment 2 to Form S-1 filed October 23, 2020

Part II
Exhibits and Financial Statement Schedules, page II-2

1. We note you have reduced your offering from $250 million to $200 million with 20,000,000 Units. However, a number of your exhibits still reference the 25,000,000 Units offering. For example only, we note the legality opinions, the underwriting agreement and the warrant agreement describe the offering as an offering for 25,000,000 units. Please file updated exhibits reflecting your current offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Matthew Pacey